FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Celltech Group plc

2. Name of shareholder having a major interest
The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Ltd	4,500
Chase Nominees Ltd	1,772,403
Citibank London	74,300
Nortrust Nominees	785,500
Mellon Nominees (UK) Ltd	126,900
State Street Nominees Ltd	87,000
Bank of New York Nominees	2,144,478
Northern Trust	284,202
Chase Nominees Ltd	637,863
Midland Bank plc	18,200
Bankers Trust	59,900
Morgan Guaranty	93,400
Nortrust Nominees	828,338
Royal Bank of Scotland	652,800
State Street Bank & Trust Co	58,000
Deutsche Bank AG	565,500
HSBC Bank plc	315,400
Mellon Bank N.A	18,300
KAS UK	9,510
Bank One London	33,500
Chase Nominees Ltd	1,757,891
Midland Bank plc	517,400
Barclays Bank	474,300
Citibank London	23,700
Brown Bros	34,230
Royal Bank of Scotland	98,100
State Street Bank & Trust Co.	10,700
Lloyds Bank	8,800
Citibank NA	17,600
HSBC Bank plc	70,009
State Street Nominees Ltd	736,700
Bank of New York Nominees	26,600
Chase Nominees Ltd	92,000
Midland Bank plc	153,700
Deutsche Bank Mannheim	24,000
Bankers Trust	4,900
Citibank London	21,000
Nortrust Nominees	337,323
Royal Bank of Scotland	129,500
State Street Bank & Trust Co	319,900
RBSTB Nominees Ltd	26,300
HSBC Bank plc	93,500

5. Number of shares / amount of stock acquired
N/a

6. Percentage of issued class
N/a

7. Number of shares / amount of stock disposed
570,100 (since last notification)

8. Percentage of issued class
0.20%

9. Class of security
Ordinary 50p Shares

10. Date of transaction
24 May 2004

11. Date company informed
26 May 2004

12. Total holding following this notification
13,548,147

13. Total percentage holding of issued class following this notification
4.868%

14. Any additional information
-

15. Name of contact and telephone number for queries
Cheryl Cramer 01753 447933

16. Name and signature of authorised company official responsible for making this notification
J A D Slater

Date of notification
26 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Celltech Group plc

2. Name of shareholder having a major interest
FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	444,458
Chase Nominees Limited	2,685,288
State Street Bank & Trust Company	579,367
HSBC	3,356,904
State Street Bank & Trust	99,900
State Street Nominees Ltd	8,200
Brown Brothers Harriman	7,400
Chase Nominees	6,895,322
Chase Manhattan Bank London	836,900
Deutsche Bank	6,138
Citibank	203,561
HSBC	102,214
Bank of New York London	193,306
Northern Trust	29,704
Chase Nominees	557,941
Nortrust Nominees Ltd	646,426
HSBC Client Holdings Nominee (UK) Limited	1,826,497
Chase Manhattan Bank London	429,898
Northern Trust	568,366
JP Morgan	485,511
Bank of New York London	723,742
Morgan Stanley	325,400
Deutsche Bank	7,120
State Street Nominees Ltd	269,500
Bank of New York Brussels	358,000
State Street Bank & Trust	80,100
Citibank	119,865
Bankers Trust	42,950
Clydesdale Bank (Head Office) Nominees Limited	94,552
Mellon Bank	113,100
HSBC Client Holdings Nominee (UK) Limited	200

5. Number of shares / amount of stock acquired
N/a

6. Percentage of issued class
N/a

7. Number of shares / amount of stock disposed
10,452,259 (since last notification)

8. Percentage of issued class
3.75%

9. Class of security
50p Ordinary Shares

10. Date of transaction
Unknown

11. Date company informed
26 May 2004

12. Total holding following this notification
22,097,830

13. Total percentage holding of issued class following this notification
7.94%

14. Any additional information

15. Name of contact and telephone number for queries
Cheryl Cramer 01753 447933

16. Name and signature of authorised company official responsible for making this notification
J A D Slater

Date of notification
26 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 26 May, 2004